

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 21, 2008

<u>via U.S. mail</u>

James J. Volker
President and Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300

> **Re:** **Whiting USA Trust I**
> **Registration Statement on Form S-1**
> **Filed April 11, 2008**
> **File No. 333-147543**
>
> **Whiting Petroleum Corporation**
> **Registration Statement on Form S-3**
> **Filed April 11, 2008**
> **File No. 333-147543-01**

Dear Mr. Volker:

We have reviewed your response letter and the amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of the Trust Agreement, Page 56

1.   Please describe in this section the effect of Section 3.02(c) of the form of trust agreement, as amended. In addition, please add risk factor disclosure, as appropriate.

Exhibit 5.1

2.   We note your response to our prior comment 9. If the review of other documents "is not relevant to rendering" the required opinion, it appears that the qualification and assumption would be unnecessary. If counsel has identified and reviewed all documents necessary to render its opinion, it should so state explicitly.

3.   We note your response to prior comment 11, and we reissue the comment.

***

Closing Comments

        As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski at (202) 551-3759 or Kevin Stertzel at (202) 551-3723 if you have questions regarding the financial statements and related matters. You may contact James Murphy at (202) 551-3703 with any engineering questions. Please contact Laura Nicholson at (202) 551-3584, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Murphy
        K. Stertzel
        M. Wojciechowski
        T. Levenberg
        L. Nicholson

        via facsimile

        Benjamin Rikkers, Esq.
        (414) 297-4900